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July 27, 2018

VIA EDGAR

Mark Brunhofer
Division of Corporation Finance
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Erie Indemnity Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
File No. 000-24000

Dear Mr. Brunhofer:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated July 17, 2018 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

We appreciate your comment and are always looking to improve the financial disclosure that we make as part of our public filings.

Our response to your comment is provided below. For convenience, the Staff’s comment is reprinted below, followed by the Company’s response.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment #1: Form 10-K

Notes to Financial Statements
Note 10. Income Taxes, page 68

1.
You reflect a $10.1 million increase in income taxes expense attributable to changes in tax rate in your rate reconciliation associated with the Tax Cuts and Jobs Act (TCJA). This increase is comprised of an increase in tax expense of $19.9 million related to the re-measurement of your net deferred tax assets for the rate change associated with the TCJA being partially offset by a deferred tax benefit of $9.8 million primarily related to the acceleration of pension contributions. Please address the following comments:

a)	Tell us how the $9.8 million benefit amount was derived and its relationship to the $80 million in accelerated pension payments in 2018 as disclosed on page 25.

b)	Tell us how the acceleration of pension contributions generates a deferred tax benefit when it appears that the $80 million of payments made in 2018 may generate a current tax deduction in 2017.

c)
If the $80 million in accelerated payments generate a current tax deduction in 2017 at the current rate, explain to us the mechanics as to how it generates a benefit associated with the change in tax rates.

d)	Explain to us what provisions in the TCJA relate to the taxation of pensions and why it is appropriate to associate the $9.8 million benefit with the impact of the TCJA.

Company Response:

a) Tell us how the $9.8 million benefit amount was derived and its relationship to the $80 million in accelerated pension payments in 2018 as disclosed on page 25.

Accounting Standards Codification 740-10-25-47 requires an entity to recognize the effect of a change in tax rates at the date of enactment. The Tax Cuts and Jobs Act (TCJA) was enacted on December 22, 2017, at which time Indemnity was in a net deferred tax asset position. The reduction in income tax rates from 35% to 21% resulted in a provisional estimate of a decrease in the value of the net deferred tax asset that would ultimately be realized and an increase in income tax expense of $19.9 million on December 22, 2017, as follows.

	Net DTA	Net DTA	Change in value
(in millions)	prior to date	at date	of deferred tax
	of enactment	of enactment	asset
Net temporary differences before tax	$141.9	$141.9
Tax rate	35%	21%
Net deferred tax asset	$49.7	$29.8	$19.9

The refinement of the provisional estimate from December 23, 2017 to December 31, 2017, which included further evaluation of the effect of tax planning decisions on individual deferred positions, reduced the net temporary differences that were expected to be realized subsequent to December 31, 2017 by $69.8 million (before tax), the majority of which related to the additional pension contributions noted on page 25 of the Form 10-K. These accelerated pension contributions gave rise to a current 2017 tax benefit of 35%. Because the net deferred tax asset that had been remeasured at 21% on December 22, 2017 had not contemplated the $80 million of pension contributions deductible in 2017, an adjustment was recorded to appropriately reflect the change in value of the pension-related deferred tax asset expected to be realized subsequent to December 31, 2017 at the newly enacted rate. This adjustment resulted in a decrease to tax expense of $11.2 million. Other refinements increased tax expense by $1.4 million, resulting in a net decrease in tax expense of $9.8 million.

•	In summary, the balance of the deferred taxes at December 22, 2017, was revalued on the TCJA date of enactment at the 21%, resulting in provisional tax expense of $19.9 million.

•
Subsequent to the remeasurement on December 22, 2017, an adjustment to the provisional amount was made to appropriately reflect the change in value of the net deferred tax asset expected to be realized subsequent to December 31, 2017 at the newly enacted rate, which resulted in a net impact of $10.1 million from the TCJA.

b)	Tell us how the acceleration of pension contributions generates a deferred tax benefit when it appears that the $80 million of payments made in 2018 may generate a current tax deduction in 2017.

We agree that the $80 million of payments made in 2018 will generate a current tax deduction in 2017. Under Internal Revenue Code, Section 404, this additional planned contribution is deductible in the 2017 tax year. From our perspective, we viewed the impact of adjusting our December 22, 2017 provisional estimate related to the pension contribution as essentially recovering a portion of the net deferred tax asset that absent the decision to accelerate pension contributions would not have been realized due to the change in rates, thereby creating a benefit.

c)
If the $80 million in accelerated payments generate a current tax deduction in 2017 at the current rate, explain to us the mechanics as to how it generates a benefit associated with the change in tax rates.

As noted in a), we originally remeasured the net deferred tax asset to 21% as of the date of enactment of the TCJA. Subsequent to that remeasurement, we made the decision to make additional pension contributions which resulted in the need to reassess the provisional amounts recorded at December 22, 2017 and which reduced the tax expense associated with remeasuring our net deferred tax asset. We viewed the additional pension contributions as relating to the TCJA because they were approved in consideration of the change in tax rates effective for years after 2017 and impacted the deferred tax amounts used in our provisional estimate of the income tax expense resulting from the change in tax rates as of the date of enactment.

d)	Explain to us what provisions in the TCJA relate to the taxation of pensions and why it is appropriate to associate the $9.8 million benefit with the impact of the TCJA.

There is no provision in the TCJA relating to the taxation of pensions. Our intent was to provide additional transparency in our disclosure of the components of the $10.1 million net increase in income tax expense for the year. The goal was to convey to the reader that the $10.1 million increase was comprised of the $19.9 million increase in expense due to the remeasurement of deferred taxes at the date of enactment of the TCJA at a 21% tax rate, offset by the impact of the decision to make additional pension contributions, which reduced the impact of the rate change on our net deferred tax asset (as these contributions would be realized at the tax rate of 35%). In summary, we did not believe that it would be appropriate to isolate the effect of the initial remeasurement without also disclosing the effect of the additional pension contributions, both of which resulted in the recognition of amounts that we viewed as infrequent in nature and which we viewed as ultimately arising from the TCJA (i.e., the additional pension contributions were approved in consideration of the change in tax rates effective for years after 2017).

Based on the explanation above, we believe we have addressed all of your questions.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,

Erie Indemnity Company

/s/ Gregory J. Gutting

By: Gregory J. Gutting
Executive Vice President and Chief Financial Officer

cc: Timothy G. NeCastro, President and Chief Executive Officer
Sean J. McLaughlin, Executive Vice President and General Counsel
Julie A. Pelkowski, Senior Vice President and Controller
Keira Nakada, Securities and Exchange Commission

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